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BOGEN®
COMMUNICATIONS INTERNATIONAL, INC.

FOR IMMEDIATE RELEASE

BOGEN COMMUNICATIONS INTERNATIONAL, INC., ANNOUNCES FINAL
PURCHASE OF SHARES UNDER SELF-TENDER OFFER

        Ramsey, New Jersey, December 19th, 2003—Bogen Communications International, Inc. (Nasdaq: BOGN) announced today the final results of its self-tender offer, which expired on Thursday, December 11th, 2003. Bogen commenced the self-tender offer on November 10, 2003 to purchase up to 2,000,000 shares of its common stock at a price of $5.00 per share, net to the seller in cash, without interest.

        All 1,953,022 shares that were validly tendered have been accepted for payment at $5.00 per share. As a result of the completion of the self-tender offer, Bogen currently has approximately 3,390,383 shares of common stock issued and outstanding. Payment for shares will be made through Continental Stock Transfer & Trust Company, the depository for the tender offer. Bogen will fund the purchase of these shares utilizing its available cash and approximately $7,500,000 of borrowings under its credit facility with KeyBank National Association.

        Bogen also announced today that, as previously disclosed, it intends to terminate the registration of its common stock under the Securities Exchange Act of 1934 within the next few weeks. Once the termination becomes effective, Bogen and its stockholders will no longer be subject to the provisions of and rules under the Securities Exchange Act of 1934 applicable to registered companies. Among the ramifications of such termination, Bogen would no longer be required to file periodic reports, such as Forms 10-K and 10-Q, with the SEC, or send annual reports to its stockholders in connection with stockholder meetings. Furthermore, once such termination is effective, Bogen common stock will cease to be eligible for quotation on the Nasdaq National Market or the OTC Bulletin Board. It is anticipated that Bogen's common stock will then be quoted only on the "pink sheets".

About Bogen

        Bogen Communications International, Inc., based in Ramsey, New Jersey and Germering, Germany, develops, manufactures, and markets telecommunications peripherals, sound processing equipment, and Unified Messaging products and services. Bogen's products are sold to commercial, industrial, professional and institutional customers worldwide.

        Except for historical information contained herein, the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Many factors could cause Bogen to delay or modify its self-tender offer or the termination of the registration of its common stock, including the following: changes in its stock price, changes in its operating results, general market conditions, the availability of financing to complete the tender offer, new technological developments, competition, potential acquisitions and divestitures and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed from time to time in Bogen's reports on file with the Securities and Exchange Commission, including Bogen's Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the quarter ended September 30, 2003. Bogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Bogen Communications International, Inc.
Maureen A.Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com

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BOGEN® COMMUNICATIONS INTERNATIONAL, INC.
FOR IMMEDIATE RELEASE
BOGEN COMMUNICATIONS INTERNATIONAL, INC., ANNOUNCES FINAL PURCHASE OF SHARES UNDER SELF-TENDER OFFER